Exhibit 99.1

JinkoSolar Announces At-The-Market Offering of ADSs

SHANGHAI, China, September 27, 2017 – JinkoSolar Holding Co., Ltd. (NYSE: JKS) (the “Company,” or “JinkoSolar”), a global leader in the solar PV industry, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of its American depositary shares (“ADSs”), each representing four ordinary shares, through an at-the-market equity offering program. The ADSs will be offered through Credit Suisse and Barclays as sales agents.

Sales, if any, of the ADSs under the at-the-market equity offering program will be made from time to time, at the Company’s discretion, by means of ordinary broker transactions on or through the New York Stock Exchange (the “NYSE”) or other markets for its ADSs, sales made to or through a market maker other than on an exchange, or otherwise in negotiated transactions at market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with the sales agents. JinkoSolar intends to use the net proceeds from the sales of its ADSs for general corporate purposes, including capital expenditures of its existing offshore solar power plant development and working capital.

The ordinary shares represented by ADSs will be offered under the Company’s shelf registration statement on Form F-3, which became effective on August 22, 2017. A prospectus supplement dated September 27, 2017 and a related base prospectus (included in the Company’s shelf registration statement on Form F-3) describing the terms of the offering have been filed with the Securities and Exchange Commission (the “SEC”). Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the at-the-market offering. A copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone toll free at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering may be made only by means of a prospectus supplement and the related base prospectus.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 6.0 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 7.5 GW for solar modules, as of June 30, 2017.

JinkoSolar has over 15,000 employees across its 8 production facilities in China (5), Malaysia, Portugal, and South Africa; 16 overseas subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates; and 18 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil, and Mexico.

To find out more, please see: www.jinkosolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

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